Exhibit 99.1

CELLECTIS ANNUAL SHAREHOLDERS MEETING – June 28. 2024

VOTE RESULTS

Ordinary Resolutions

NB	Resolution	Result	For		Against		Vote whithhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
1	approval of the annual financial statements for the financial year ended December 31,2023
	1	carried	45 182 051	99.60%	179 689	0.40%	17 048	—	45 361 740	40 493 776	40.455%	0	0	40.455%
2	approval of the consolidated financial statements for the financial year ended December 31, 2023
	2	carried	45 164 516	99.60%	180 689	0.40%	33 583	—	45 345 205	40 493 776	40.455%	0	0	40.455%
3	allocation of the results for the financial year ended December 31,2023
	3	carried	45 178 716	99.60%	180 489	0.40%	19 583	—	45 359 205	40 493 776	40.455%	0	0	40.455%
4	allocation of losses carried forward to the “share premium” account
	4	carried	45 070 113	99.36%	288 592	0.64%	20 083	—	45 358 705	40 493 776	40.455%	0	0	40.455%
5	review of the agreements considered in articles L. 225-38 et seq. of the French Commercial Code (financing agreement with Bpifrance)
	5	carried	36 404 916	99.45%	201 042	0.55%	20 083	—	36 605 958	34 620 529	34.588%	8 752 747	0	40.455%

1/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 28, 2024

VOTE RESULTS

NB	Resolution	Result	For		Against		Vote whithhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
6	review of the agreements considered in articles L. 225-38 et seq. of the French Commercial Code (subsidy and repayable advance agreement with Bpifrance)
	6	carried	36 402 945	99.45%	203 013	0.55%	20 083	—	36 605 958	34 620 529	34.588%	8 752 747	0	40.455%
7	renewal of the appointment of Mr. André Choulika as a member of the board of directors
	7	carried	44 631 510	98.39%	729 346	1.61%	17 932	—	45 360 856	40 493 776	40.455%	0	0	40.455%
8	renewal of the appointment of Mr. David Sourdive as a member of the board of directors
	8	carried	43 090 151	94.99%	2 270 705	5.01%	17 932	—	45 360 856	40 493 776	40.455%	0	0	40.455%
9	renewal of the appointment of J.M.H. Conseil as statutory auditor
	9	carried	33 583 149	76.76%	10 169 651	23.24%	1 625 988	—	43 752 800	40 493 776	40.455%	0	0	40.455%
10	appointment of KPMG as statutory auditor
	10	carried	45 156 134	99.55%	204 746	0.45%	17 908	—	45 360 880	40 493 776	40.455%	0	0	40.455%
11	authorization to the Board of Directors to buy back shares of the Company
	11	carried	44 846 482	98.87%	514 375	1.13%	17 931	—	45 360 857	40 493 776	40.455%	0	0	40.455%
12	authorization to be granted to the Board of Directors to reduce the share capital by cancelling shares under the authorization for to buy back its own shares
	12	carried	45 052 759	99.33%	305 495	0.67%	20 534	—	45 358 254	40 493 776	40.455%	0	0	40.455%

2/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 28, 2024

VOTE RESULTS

Extraordinary Resolutions

N°	Résolution	Résultat	Pour		Contre		Abstention		Total des voix prises en compte	Actions représentées par les voix exprimées	Proportion du capital social représenté par les voix exprimées	Voix exclues	Voix nulles	Quorum
			Votes	%	Votes	%	Votes	%
13	up-date of Article 24 of the articles of association “Loss of one half of share capital” in order to comply with legal provisions
	13	carried	45 151 875	99.55%	206 370	0.45%	20 543	—	45 358 245	40 493 776	40.455%	0	0	40.455%
14	delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares and/or any securities. with cancellation of shareholders’ preferential subscription rights in favor of the European Investment Bank or of other entities
	that may succeed EIB. according to any finance agreement entered or be entered
	14	carried	43 926 971	96.87%	1 418 183	3.13%	33 634	—	45 345 154	40 493 776	40.455%	0	0	40.455%
15	delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares and/or any securities, with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified
	characteristics (investors with experience in the health or biotech sector)
	15	carried	44 978 073	99.16%	381 081	0.84%	19 634	—	45 359 154	40 493 776	40.455%	0	0	40.455%
16	delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities. with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics
	(credit institutions. investment services providers or members of an investment pool guaranteeing the completion of the considered issue)
	16	carried	44 971 324	99.14%	388 551	0.86%	18 913	—	45 359 875	40 493 776	40.455%	0	0	40.455%
17	delegation of authority to be granted to the Board of Directors to increase the share capital immediately or in the future by issuing ordinary shares or any other securities, with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified
	characteristics (industrial companies. institutions or entities active in the health or biotechnology sector)
	17	carried	44 957 300	99.14%	388 511	0.86%	32 977	—	45 345 811	40 493 776	40.455%	0	0	40.455%

3/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 28, 2024

VOTE RESULTS

N°	Résolution	Résultat	Pour		Contre		Abstention		Total des voix prises en compte	Actions représentées par les voix exprimées	Proportion du capital social représenté par les voix exprimées	Voix exclues	Voix nulles	Quorum
			Votes	%	Votes	%	Votes	%
18	delegation of authority to be granted to the Board of Directors to increase the capital by issuing ordinary shares or any other securities with cancellation of shareholders’ preferential subscription rights in favor of a category of persons meeting specified characteristics the framework of an
	equity or bond financing agreement
	18	carried	44 971 364	99.14%	388 511	0.86%	18 913	—	45 359 875	40 493 776	40.455%	0	0	40.455%
19	delegation of authority to be granted to the Board of Directors to decide on the issuance of ordinary shares to be issued immediately or in the future by the Company. with cancellation of the shareholders’ preferential subscription rights, to the benefit of a category of persons meeting specified
	characteristics within the framework of an equity financing program on the American market known as “At-the-market” or “ATM”
	19	carried	44 957 603	99.14%	388 511	0.86%	32 674	—	45 346 114	40 493 776	40.455%	0	0	40.455%
20	delegation of authority to be granted to the Board of Directors to immediately or in the future increase the share capital by issuing ordinary shares or
	any other securities giving access to the share capital. with the shareholders’ preferential subscription rights maintained
	20	carried	45 029 850	99.28%	328 304	0.72%	20 634	—	45 358 154	40 493 776	40.455%	0	0	40.455%
21	delegation of authority to be granted to the Board of Directors to increase the capital immediately or in the future through the issue of ordinary shares or any securities, with cancellation of the shareholders’ pre-emptive subscription rights by way of a public offering (other than the offers
	referred to in paragraph 1° of Article L. 411-2 of the French Monetary and Financial Code)
	21	carried	44 971 727	99.15%	387 411	0.85%	19 650	—	45 359 138	40 493 776	40.455%	0	0	40.455%
22	delegation of authority to be granted to the Board of Directors to increase the capital immediately or in the future through the issue of ordinary shares or any securities, with cancellation of’ pre-emptive subscription rights by way of an offering referred to in paragraph 1° of Article L. 411-2 of
	the French Monetary and Financial Code
	22	carried	44 957 703	99.11%	401 451	0.89%	19 634	—	45 359 154	40 493 776	40.455%	0	0	40.455%
23	delegation of authority to be granted to the Board of Directors to increase the amount of each of the issues with or without pre-emptive subscription
	rights which will be decided pursuant to the above delegations
	23	carried	44 981 679	99.17%	377 478	0.83%	19 631	—	45 359 157	40 493 776	40.455%	0	0	40.455%

4/5

CELLECTIS – ANNUAL SHAREHOLDERS MEETING – June 28, 2024

VOTE RESULTS

N°	Résolution	Résultat	Pour		Contre		Abstention		Total des voix prises en compte	Actions représentées par les voix exprimées	Proportion du capital social représenté par les voix exprimées	Voix exclues	Voix nulles	Quorum
			Votes	%	Votes	%	Votes	%
24	determination of the total amount of the capital increases that may be carried out under the aforementioned delegations (excluding the share capital increase with upholding of the shareholders’ preferential subscription rights and the share capital increase in favor of the European Investment Bank or of other
	entities that may succeed EIB. according to any finance agreement)
	24	carried	45 149 182	99.54%	209 972	0.46%	19 634	—	45 359 154	40 493 776	40.455%	0	0	40.455%
25	delegation of authority to be granted to the board of directors to increase the capital by incorporation of premiums. reserves. profits or other
	25	carried	45 115 130	99.46%	244 026	0.54%	19 632	—	45 359 156	40 493 776	40.455%	0	0	40.455%
26	authorization to be granted to the Board of Directors to grant options to subscribe for or purchase ordinary shares in the Company, entailing a waiver by the
	shareholders of their preferential subscription rights
	26	carried	35 196 342	96.19%	1 395 967	3.81%	8 786 479	—	36 592 309	40 493 776	40.455%	0	0	40.455%
27	authorization to be granted to the Board of Directors to proceed with free allocations of ordinary shares of the Company, to the benefit of employees and/or
	corporate officers of the Company and its subsidiaries, entailing the waiver by the shareholders of their preferential subscription rights
	27	carried	35 243 114	96.28%	1 363 293	3.72%	8 772 381	—	36 606 407	40 493 776	40.455%	0	0	40.455%
28	determination of the total amount of the capital increases that may be carried out by virtue of the aforementioned authorization to grant options to subscribe
	for or purchase shares and the aforementioned authorization to grant free shares
	28	carried	45 137 900	99.51%	221 154	0.49%	19 734	—	45 359 054	40 493 776	40.455%	0	0	40.455%
29	delegation of authority to be granted to the Board of Directors for the purpose of carrying out a capital increase whose subscription will be reserved for
	members of a company savings plan established pursuant to Articles L. 3332-1 et seq. of the Labor Code
	29	rejected	9 064 329	19.99%	36 287 053	80.01%	27 406	—	45 351 382	40 493 776	40.455%	0	0	40.455%

5/5